Exhibit 99.107

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this registration statement on Form 40-F of Timmins Gold Corp. (“Timmins”) of (1) our report dated June 29, 2011 relating to the consolidated financial statements of Timmins as at March 31, 2011 and 2010 and for each of the years in the three-year period ended March 31, 2011; (2) our report dated July 29, 2010 relating to the consolidated financial statements of Timmins as at March 31, 2010 and 2009 and for the years then ended; (3) our report dated October 26, 2011 relating to the Differences between Canadian and United States Generally Accepted Accounting Principles as at March 31, 2011 and 2010 and for each of the years in the three-year period ended March 31, 2011, and; (4) our report dated October 26, 2011 relating to the Differences between Canadian and United States Generally Accepted Accounting Principles as at March 31, 2010 and 2009 and for each of the years in the two-year period ended March 31, 2010 appearing in this registration statement.

/s/ Deloitte & Touche LLP

Chartered Accountants
Vancouver, Canada
October 26, 2011